

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3651

March 26, 2009

Via Fax and U.S. Mail

Jerome F. Zaremba
Counsel
Ford Motor Company
One American Road
Dearborn, MI 48126

Re: Ford Motor Company
Preliminary Proxy Statement filed on March 24, 2009
File No. 001-03950

Dear Mr. Zaremba:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or about any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3, page 68

1.   It appears that proposal three should be recast as two proposals: the first, to comply with the NYSE 20% share issuance rule; the second, to comply with the NYSE rule governing future issuances to an affiliate. Either revise the

proxy statement and proxy or tell us why that is not necessary.

2.   Please revise the resolution on page 71 both in response to the above comment and to more specifically reference the reasons for the authorization rather than saying "for the purposes outlined in this proposal."

3.   Please fully describe the terms and conditions of the Amendment to the Settlement Agreement, using plain English to the extent possible. For example, you state that Ford's option to settle all or any portion of the amounts due with respect to New Note B is subject to "certain conditions" on the applicable Payment Date and that the Amendment to the Settlement Agreement provides for "certain" hedging and sales restrictions. Please disclose these conditions and restrictions. Please also define "Convertible Note."

4.   Please provide brief disclosure relating to the potential dilutive effect that issuances of common stock to the New VEBA could have on current and future shareholders.

* * * * *

As appropriate, please amend your Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chanda DeLong at (202) 551-3490 with any questions or you may reach me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director

cc: Jerome F. Zaremba
via facsimile: (313) 248-1988

Peter J. Sherry
via facsimile: (313) 248-8713